Filed by Gaz de France
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended
Subject Company: Suez
Commission File No. 001-15232
Date: February 28, 2006
     On February 28, 2006, representatives of the managements of Gaz de France and Suez presented the following materials at informational meetings held in Paris, France.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
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28th February 2006 Information meeting Creation of a World Leader in Energy and Environment

Disclaimer Important Information This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. In connection with the proposed business combination, the required information document will be filed with the Autorite des marches financiers ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission ("SEC"), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at (www.sec.gov) and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF's website at (www.amf-france.org) or directly from Gaz de France on its web site at: (www.gazdefrance.com) or directly from Suez on its website at: (www.suez.com), as the case may be. Forward-Looking Statements This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorite des marches financiers ("AMF") made by Gaz de France and Suez, including those listed under "Facteurs de Risques" in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Reference and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the Note d'operation filed by Suez on September 7, 2005 under no 05-673, and the Note d'operation filed by Suez on November 24, 2005 under no 05-810, as well as under "Risk Factors" in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

A merger to serve a shared strategic vision A leader in Energy and Environment Reinforcement of positions anchored in France and Benelux High potential for growth in Europe and internationally Strong synergies in energy businesses Combined competencies of over 200,000 employees

Transaction summary An ambitious industrial project A transaction to create value Main transaction terms Conclusion Contents

1. Transaction summary

Description of the transaction Terms Exceptional dividend of one euro per share to be paid to Suez shareholders before the merger Merger of Suez and Gaz de France based on an exchange ratio of 1 Gaz de France share for 1 Suez share as of merger date Transaction approved by the Boards of Directors of Suez and Gaz de France Transaction supported by the major shareholders of Suez and Gaz de France Public support for the merger from the French and Belgian governments Representatives of major Suez shareholders have advised their respective Boards to retain their holdings in the new entity Timetable Forecast date for the closing of the transaction: H2 2006 Authorisations needed: legislative changes and implementation, competition authorities, CPT, Suez and Gaz de France Shareholders' Meetings Consultation of representative labour organisation

Corporate Governance principles The Group will be run by a tandem with Mr. Gerard Mestrallet as President and Chief Executive Officer or President of the Management Board depending upon the organisation of the new Group that will be decided by corporate bodies of both companies, and Mr. Jean-Francois Cirelli Management of the Group will be designated on a concerted basis, with equal representation

A new group ready to address coming challenges in Energy and Environment A World Leader in Energy and Environment CHALLENGES POSITIONS Securing energy supply Natural gas Electricity Gas/Electricity convergence No. 1 buyer and supplier of natural gas in Europe A world leader in LNG No. 5 producer of electricity in Europe Diversified production mix Low CO2 emission production mix No. 1 world operator in CCGT Develop infrastructures for the transport and distribution of energy No. 1 network for natural gas transport and distribution in Europe 26 Gm3 in regasification terminals Promote energy efficiency and related services European leader in energy services Advocate of sustainable development Respond to environmental requirements (water, waste management) A world leader in water and waste management services

A merger to serve a shared strategic vision The transaction is consistent with both groups' strategic vision Continuity of existing partnerships Response to increased energy demand A boost in gas/electricity convergence Reinforcement of the group's competitive position, benefiting from their geographic anchoring in France and Belgium A concerted combination of two groups with shared values, committed to sustainable development A significant step in preparing the complete opening of European energy markets

Key 2004 figures for the two groups 160,700 employees No. 5 producer of electricity in Europe Capacity of 58 GW 5.6 million customers No. 6 European natural gas company 40 Gm3 sold worldwide 20% of the Atlantic LNG market Terminals (Zeebrugge and Boston) No. 2 supplier of environmental services in Europe 80 million inhabitants served in drinking water 44 million inhabitants served in water treatment 65 million waste services customers Leading energy services provider in Europe 52,950 employees No. 1 European supplier of gas 12.5 million natural gas customers 66 Gm3 sold No. 1 transport network in Europe 31,365 km network No. 1 distribution network in Europe 174,540 km network No. 2 LNG terminals operator in Europe 700m bep in reserves and operator in 8 countries SUEZ Gaz de France

Financial profile of the combined entity Financial profile of the combined entity In €bn Suez Gaz de France Suez Gaz de France Revenues 2005 41.5 22.4 63.9 Revenues 2004 38.1 17.5 55.6 EBITDA 2004 6.0 4.21 10.2 Market capitalisation (spot price as of 24/02/06) 43.2 29.3 72.5 S&P Rating A- AA- > A Note 1 IFRS accounting, pro forma accounting for change in retirement regime

A transaction for the benefit of all stakeholders In the interest of shareholders A merger to create value Providing customer service Secured energy supply Multi-energy offering (gas, electricity, services) in a competitive environment Continuation of public service obligations Respectful of public institutions Support from the French and Belgian governments Respectful of commitments announced as part of the Electrabel offer Respectful of commitments given to local authorities In the interest of employees A project for increased employment Respect of both groups' cultures Maintain the « IEG » status

2. An ambitious industrial project

An ambitious industrial project Leadership Growth Know-how ? ? ? Suez / Gaz de France Merger European leader in natural gas, electricity, services and environment Balanced business portfolio ? Attractive and complementary positioning in Energy, Services and Environment Competitive businesses (production, supply) Infrastructures Gas/electricity convergence ? First tier presence in gas/electricity convergence in Europe Significant potential based on positions in Europe and in a selected number of strongholds internationally Shared values and complementary know-how Technological leadership Geographical complementarity ? Geographical anchorage in France and Belgium Selective positions internationally

56 42 Iberdrola Suez Gaz de France A European utilities leader Market capitalisation (as of 24/02/06) In €bn 2005 revenues In €bn Suez Gaz de France

A leader in the natural gas industry No. 2 European operator of LNG terminals Three European LNG terminals Leader in the Atlantic basin A significant supplier of LNG in the US Terminals in Zeebrugge, Montoir-de-Bretagne and Boston A fleet of 16 LNG ships in operation Regasification capacities of 26 Gm3 2004 natural gas sales (TWh) LNG sourcing Suez Gaz de France

Geographical complementarity France and Benelux Southern Europe Eastern Europe N°1 in natural gas N°2 in electricity N°1 in energy services N°2 in water and waste management N°1 in energy services in Italy Top 3 in water and waste management Significant position in electricity Top 5 in energy N°2 in energy services N°2 in water and waste management Atlantic LNG Global LNG operator Leader in the Atlantic basin Anchorage in France and Belgium and strong positions in Europe and internationally Eastern Europe France and Benelux Southern Europe LNG

Thailand China Global presence Brazil South America Revenues 05: €2.3bn (4%) Strongholds Domestic market United States North America Revenues 05: €4.4bn (7%) France + Benelux: Revenues 05 of €35.7bn (56%) Rest of Europe: Revenues 05 of €18.8bn (29%) Canada India Development Others Revenues 05: €0.6bn (1%) Middle East & Asia Revenues 05: €2.1bn (3%)

Positioned on the entire value chain A unique positioning to benefit from gas/electricity convergence Gas supply (including E&P) Transport & Storage Electricity production CCGT Nuclear Hydro Renewables T R A D I N G Gas and electricity sales I & C (Services and industry) Residential Energy services Distribution LNG terminals Competitive businesses Gas infrastructures An energy environment favourable for investment and network expansion Consistent strength

A competitive production mix Thermal Nuclear Hydro and wind CCGT Cogeneration Est 0.21 0.12 0.23 0.4 0.04 Ouest 30.6 38.6 34.6 31.6 Nord 45.9 46.9 45 43.9 Production mix1 Flexible and high-performance production assets Competitive energy mix Development of gas-based electrical production Low CO2 emission portfolio Business expertise Active in nuclear production Note 1 Capacity by combustion type (2005)

Gas/Electricity Convergence Note 1 Cumulated European supplies, i.e. Distrigaz and Gaz de France Norway 27% Algeria 15% Russia 15% Spot purchase 18% Others 4% Netherlands 21% Strengthened position in relation to main gas suppliers Diversified sourcing geographically and by type Enhanced sourcing capabilities and increased arbitrage opportunities Leadership position in LNG New supply sources: Libya (2004) Egypt (2005) Qatar (2007) Yemen (2009) As of y/e 2004 Suez Gaz de France CCGT Capacity (GW) 20 Number of gas customers1 (m) 14.6 Gas sold (TWh) 1,140 Supply sources1 Downstream presence Note 1 For Suez, only Electrabel customers

A determined commercial strategy to address customer needs Reinforced commercial position in multi-utility offering and services A group geared to full market liberalisation in 2007 Leveraged experience acquired in the open commercial market Unique customer bases Recognised brands In millions, as of y/e 2004 Suez Gaz de France Suez Gaz de France No. of electricity customers1 5.6 ns 5.6 No. of gas customers1 2.1 12.5 14.6 No. of drinking water customers 80 - 80 No. of waste services customers 65 - 65 Note 1 For Suez, number of Electrabel customers only

Significant growth potential leveraging existing positions Second-ranked operator of LNG terminals Leader in the Atlantic basin 16 LNG ships in operation Regasification capacity of 26 Gm3 Liquefaction plants (Atlantic LNG, Egypt LNG) LNG Infrastructures No. 1 transport network in Europe No. 1 distribution network in Europe Current Development potential E&P and liquefaction: extension of existing capacities (Atlantic LNG), projects under construction (Yemen LNG and Snohvit) Regasification: numerous projects under construction (Fos terminal and extension of Zeebrugge) or planned (Fos, Florida and Boston terminals) LNG fleet: 6 ships under construction Reinforcement of transport capacities in France and Belgium Reduction of bottleneck points in France Transport of gas to European markets (BBL; Medgaz) Extension and modernisation of the distribution network Installed capacity of 58 GW including: 32 GW in Europe 26 GW internationally 2,000 MW in project stage in France 2,000 MW under construction in Spain and Italy 746 MW under construction in North America 1,590 MW under construction in Middle East and Asia 243 MW under construction in South America Development in Renewables Participation in EPR Electricity Production

3. A transaction to create value

A transaction to create value Operational synergies available in the short term Potential for immediate tax and financial optimisation Long-term, non-quantified synergies at this stage: Revenue synergies Further operating costs optimisation Capex optimisation Other value-enhancement factors: Key player in utilities Diversification of regulatory and geographical risks Greater weight in stock indices Increased stock liquidity

Synergies available in the short term Sourcing Development of multi-energy offers Services Purchasing synergies (excl. energy) Optimisation of business portfolio Portfolio optimisation Reduction in sourcing costs Extended arbitration in LNG Mainly in France A potential for growth in « Residential » electricity sales in France in 2007 Operational integration of the combined group Combined purchasing cost reductions Short-term operational synergies of at least €500m p.a. before tax (current estimate on a full year basis - full implementation in 2009) 1. OPERATIONAL SYNERGIES AVAILABLE IN THE SHORT TERM 2. POTENTIAL FOR TAX AND FINANCIAL OPTIMISATION

4. Main transaction terms

A well-balanced transaction Exchange ratio: 1 for 1 after an exceptional dividend of €1 per Suez share Exchange ratio close to recent share prices1: Based on 6-mth average: 0.937 Based on 3-mth average: 1.039 Based on 1-mth average: 1.092 EPS dilution / accretion EPS accretive on a pro forma2 basis for Suez shareholders Highly EPS accretive on a pro forma2 basis for Gaz de France shareholders Pro forma shareholding3 French State Gaz de France employees Other GBL Credit Agricole Suez Employees CDC Areva Est 0.346 0.012 0.535 0.0413 0.0192 0.0186 0.0157 0.012 Ouest 30.6 38.6 34.6 31.6 Nord 45.9 46.9 45 43.9 Gaz de France Suez Hydro et eolien CCGT Cogeneration Est 0.433 0.567 0.23 0.4 0.04 Ouest 30.6 38.6 34.6 31.6 Nord 45.9 46.9 45 43.9 Note 3 After cancellation of treasury shares Notes 1 Exchange ratio defined as the ratio between Suez share price and Gaz de France share price - After adjustment to reflect payment of an exceptional €1 dividend per Suez share 2 Pro forma EPS is based on market consensus and includes a number of adjustments: Full year impact of synergies Before goodwill allocation Excluding implementation costs of operational synergies Suez: 56.7% / Gaz de France: 43.3%

Strict financial discipline Track record in controlled investment plans Respect of strict investment criteria consistent with best practices of both groups Return on capital employed Dilution / accretion Free cash flow generation

A strong cash flow generation Visibility and growth due to a balanced asset mix with presence in both regulated and unregulated segments A cash flow profile allowing dynamic investment and dividend policies Optimisation of financial structure Potential for dynamic dividend policy offering a competitive yield Potential for additional return (dividends, share buybacks) Rating target: > A Medium term objectives To be announced shortly

Forecast timetable for the transaction April 2006 Notification of the transaction to the European Commission and other relevant authorities End Sept. 2006 Suez and Gaz de France Board of Directors approval of the merger agreement project and signature of merger agreement project Mid October 2006 Filling with the AMF of the merger documentation Mid Nov. 2006 Registration by market regulation authorities of the merger documentation Mid Dec. 2006 Suez and Gaz de France General Shareholders' Meetings to approve the merger and necessary changes in by-laws Forecast timetable for the transaction The name of the new Group will be defined before the Shareholders' Meetings of both Groups approving the merger

5. Conclusion

A merger to serve a shared strategic vision A leader in Energy and Environment Reinforcement of positions anchored in France and Benelux High potential for growth in Europe and internationally Strong synergies in energy businesses Combined competencies of over 200,000 employees

Information meeting Creation of a World Leader in Energy and Environment